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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Foresees Demand for 10,550 New Aircraft With up to 150 Seats Over the Next 20 years

Farnborough, UK, July 15th, 2018 – Embraer forecasts demand for 10,550 new aircraft with up to 150 seats worldwide, worth USD 600 billion, over the next 20 years. The in-service fleet is set to increase to 16,000 aircraft, up from the 9,000 aircraft currently in operation. Market growth will drive 65% of this demand, while the remaining 35% will replace ageing aircraft.

Whilst region-specific outlooks vary considerably, efficiency and sustainability remain the underlying drivers of the projected market demand. The up to 150-seat segment will form an ever more integral part of the global air transport eco system.

Up to 150-Seat Segment – Deliveries by Region

Region	Deliveries	Share
Asia-Pacific	3,000	28%
North America	2,780	27%
Europe	2,240	21%
Latin America	1,140	11%
CIS	580	6%
Africa	450	4%
Middle East	360	3%
World (2018-2037)	10,550	100%

The economic performance of the airline industry will mostly depend on how far costs will rise and to what extent the industry can sustain a healthy revenue environment. Aircraft in the up to 150-seat segment are the best placed to combine cost efficiency with stronger yields.

“Past performance is no guarantee of future results. Even though every facet of the industry has excelled over the past years, we are now warming up for the next period of higher costs, with pressures on yields likely to continue unabated. Profits are eroding and gains wiped out with rising costs”, said John Slattery, President & CEO, Embraer Commercial Aviation.

The segment’s new product lineup challenges the "paradigm" that smaller aircraft necessarily have higher CASK, and now approach the seat cost economics of larger narrow-body aircraft with roughly 20% trip cost advantage.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Aircraft in the up to 150-seat segment is one of the main pillars of business sustainability. As the most efficient single-aisle family of aircraft, the E-Jets E2 are perfectly placed to consolidate Embraer’s position as the market leader in the segment and maximize profitability for both airlines and leasing companies.

About Embraer’s Market Outlook

Since 2004, when the 1st edition of Embraer’s Market Outlook was published, the company’s analysts have continuously refined their forecast models in order to identify and predict future trends. The process consists of two main steps: (1) a traffic demand forecast for the future evolution of RPKs — revenue-passenger kilometer — by regions and sub-regions based on econometrics for the next 20 years and (2) an aircraft demand forecast that estimates the number of new aircraft deliveries from 30-seat turboprops to wide-bodies needed to support the air transport demand growth during the same period.

The 2018-2037 full report is available at http://www.embraermarketoutlook2018.com.

Follow us on Twitter: @EmbraerSA

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial aircraft with up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer